UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 11)*

TerraForm Power, Inc.
(Name of Issuer)

Common stock, Class A, $0.01 par value
(Title of Class of Securities)

88104R100
(CUSIP Number)

A.J. Silber Brookfield Asset Management Inc. Brookfield Place 181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3 (416) 363-9491
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS
BROOKFIELD ASSET MANAGEMENT INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
75,594,459

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
75,594,459

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
75,594,459

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.00%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Percentage ownership is based on an aggregate number of Class A Shares of 148,224,429 outstanding as of October 16, 2017, based on information disclosed by the Issuer in a Current Report on Form 8-K, filed October 16, 2017.

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS
PARTNERS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
75,594,459

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
75,594,459

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
75,594,459

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.00%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(2) Percentage ownership is based on an aggregate number of Class A Shares of 148,224,429 outstanding as of October 16, 2017, based on information disclosed by the Issuer in a Current Report on Form 8-K, filed October 16, 2017.

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS
BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CANADA), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
75,594,459

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
75,594,459

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
75,594,459

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.00%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(3) Percentage ownership is based on an aggregate number of Class A Shares of 148,224,429 outstanding as of October 16, 2017, based on information disclosed by the Issuer in a Current Report on Form 8-K, filed October 16, 2017.

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS
BROOKFIELD INFRASTRUCTURE FUND III GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
75,594,459

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
75,594,459

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
75,594,459

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.00%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(4) Percentage ownership is based on an aggregate number of Class A Shares of 148,224,429 outstanding as of October 16, 2017, based on information disclosed by the Issuer in a Current Report on Form 8-K, filed October 16, 2017.

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS
ORION US GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
75,594,459

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
75,594,459

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
75,594,459

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.00%(5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(5) Percentage ownership is based on an aggregate number of Class A Shares of 148,224,429 outstanding as of October 16, 2017, based on information disclosed by the Issuer in a Current Report on Form 8-K, filed October 16, 2017.

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS
ORION US HOLDINGS 1 L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
75,594,459(6)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
75,594,459(6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
75,594,459(6)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.00%(7)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(6) Orion US LP disclaims beneficial ownership of any Class A Shares, including any Class A Shares that may be deemed to be beneficially owned by any other Reporting Person.

(7) Percentage ownership is based on an aggregate number of Class A Shares of 148,224,429 outstanding as of October 16, 2017, based on information disclosed by the Issuer in a Current Report on Form 8-K, filed October 16, 2017.

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS
BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CREDIT) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%(8)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(8) Percentage ownership is based on an aggregate number of Class A Shares of 148,224,429 outstanding as of October 16, 2017, based on information disclosed by the Issuer in a Current Report on Form 8-K, filed October 16, 2017.

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS
BROOKFIELD CREDIT OPPORTUNITIES FUND GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%(9)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(9) Percentage ownership is based on an aggregate number of Class A Shares of 148,224,429 outstanding as of October 16, 2017, based on information disclosed by the Issuer in a Current Report on Form 8-K, filed October 16, 2017.

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS
BROOKFIELD CREDIT OPPORTUNITIES MASTER FUND, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%(10)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(10) Percentage ownership is based on an aggregate number of Class A Shares of 148,224,429 outstanding as of October 16, 2017, based on information disclosed by the Issuer in a Current Report on Form 8-K, filed October 16, 2017.

This Amendment No. 11 (this “Amendment No. 11”) to Schedule 13D is being filed by Orion US Holdings 1 L.P., Orion US GP LLC, Brookfield Infrastructure Fund III GP LLC, Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., Brookfield Credit Opportunities Master Fund, L.P., Brookfield Credit Opportunities Fund GP, LLC, Brookfield Asset Management Private Institutional Capital Adviser (Credit) LLC, Brookfield Asset Management Inc. and Partners Limited to amend the Schedule 13D filed on June 29, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D, filed on July 22, 2016, Amendment No. 2 to the Original Schedule 13D, filed on October 19, 2016, Amendment No. 3 to the Original Schedule 13D, filed on November 10, 2016, Amendment No. 4 to the Original Schedule 13D, filed on November 18, 2016, Amendment No. 5 to the Original Schedule 13D, filed on December 5, 2016, Amendment No. 6 to the Original Schedule 13D, filed on January 10, 2017, Amendment No. 7 to the Original Schedule 13D, filed on January 23, 2017, Amendment No. 8 to the Original Schedule 13D, filed on February 21, 2017, Amendment No. 9 to the Original Schedule 13D, filed on March 8, 2017 and Amendment No. 10 to the Original Schedule 13D, filed on May 17, 2017 (as so amended, the “Amended Schedule 13D”), with respect to beneficial ownership of the shares of Class A common stock, $0.01 par value per share, of TerraForm Power, Inc., a corporation organized under the laws of the state of Delaware.

This Amendment No. 11 constitutes an “exit filing” with respect to Brookfield Credit Opportunities LP, Brookfield Credit Opportunities GP and BAMPIC Credit.

This Amendment No. 11 hereby amends Items 2, 3, 4, 5, 6 and 7 of the Amended Schedule 13D as follows:

Item 2. Identity and Background.

As a result of the transactions described in the first two sentences of Item 5(c) below, each of Brookfield Credit Opportunities LP, Brookfield Credit Opportunities GP and BAMPIC Credit ceased to be a beneficial owner of more than five percent of the Class A Shares and will cease to report on Schedule 13D with respect to the Class A Shares. This Amendment No. 11 constitutes an exit filing for such Reporting Persons, and Items 2(a)-(b) are hereby amended and restated by deleting them in their entirety and substituting the following in lieu thereof:

(a) This Schedule 13D is being filed by and on behalf of each of the following persons (each, a “Reporting Person”):

(i)	Orion US Holdings 1 L.P., a Delaware limited partnership (“Orion US LP”), with respect to the Class A Shares of the Issuer directly owned by it;

(ii)	Orion US GP LLC, a Delaware limited liability company (“Orion US GP”), with respect to the Class A Shares of the Issuer owned by Orion US LP;

(iii)	Brookfield Infrastructure Fund III GP LLC, a Delaware limited liability company (“BIF”), which serves as the indirect general partner of Orion US GP and Orion US LP;
(iv)	Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., a Manitoba limited partnership (“BAMPIC Canada”), which serves as the investment adviser to BIF;
(v)
Brookfield Asset Management, Inc. (“Brookfield”), a corporation formed under the laws of the Province of Ontario, Canada, which is the ultimate parent of BIF and BAMPIC Canada and may be deemed to have voting and dispositive power over the Class A Shares held by the Reporting Persons; and

(vi)
Partners Limited (“Partners”), a corporation formed under the laws of the Province of Ontario. Partners holds 85,120 Class B limited voting shares of Brookfield, representing 100% of such shares, and 867,495 Class A limited voting shares of Brookfield, representing approximately 0.1% of such shares.

Schedules I, II, III and IV hereto set forth a list of all the directors and executive officers (the “Scheduled Persons”), and their respective principal occupations and addresses, of Orion US GP, BIF, Brookfield and Partners, respectively, and the principal occupations and addresses of such directors and executive officers.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file this Schedule 13D jointly (the “Joint Filing Agreement”) is attached as Exhibit 99.1 to the Original Schedule 13D.

(b) The principal business of Orion US LP is investing in securities. The principal business of Orion US GP is to serve as the direct general partner of Orion US LP. The principal business of BIF is to invest in infrastructure assets and it serves as the indirect general partner of Orion US LP. The principal business of BAMPIC Canada is to serve as investment advisor for a variety of private investment vehicles, including BIF. The principal business of Brookfield is to invest in and operate businesses in the real estate, renewable power, infrastructure and private equity sectors. The principal business of Partners is that of a holding company. The principal business address of the Reporting Persons is 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Amended Schedule 13D is hereby amended and restated by deleting it in its entirety and substituting the following in lieu thereof:

Of the Class A Shares reported to be beneficially owned by the Reporting Persons, 10,450,000 Class A Shares were acquired in the open market for an aggregate consideration of $93,219,263 (including brokerage commission).  The remaining 65,144,459 Class A Shares reported to be beneficially owned by the Reporting Persons were acquired in connection with the consummation of the Merger for an aggregate consideration of $620,175,250. All such purchases of Class A Shares, as well as the costs associated with the Swap Agreements, were funded from available liquidity, which includes a revolving syndicated credit facility to which affiliated entities of Orion US LP are parties. As capital is called from committed limited partner investors, such investment capital will be used to repay the revolving credit facility. The revolving credit facility has a stated maturity date of June 21, 2019, a total aggregate principal amount of $1,200,000,000 and an effective interest rate tied to certain benchmark interest rates plus a margin of up to 1.5%.

Item 4. Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby amended by adding the following:

Consummation of the Merger

On October 16, 2017, pursuant to the Transaction Agreement, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation in the Merger.  In connection with the consummation of the Merger, Orion US LP holds 51% of the Class A Shares.  Pursuant to the Transaction Agreement, in connection with the consummation of the Merger, the Issuer and Orion US LP (or one of its affiliates), among other parties, entered into a suite of agreements providing for sponsorship arrangements, and certain controlled affiliates of Brookfield received certain governance rights reflected in amendments to the Issuer’s governing documents and a governance agreement by and among the Issuer, Orion US LP and certain other parties as described in greater detail below.

At the effective time of the Merger, depending on the form of consideration stockholders of the Issuer elected, holders of Class A Shares issued and outstanding immediately prior to the effective time of the Merger were entitled, depending on each holder’s election, to either (i) receive $9.52 in cash or (ii) retain one Class A Share of the Issuer as the surviving corporation in the Merger following the consummation of Merger (either such consideration, the “Per Share Merger Consideration”), for each Class A Share owned by such holder immediately prior to the effective time of the Merger. The election was subject to proration based on the number of shares for which stockholders had elected each type of consideration in the aggregate.  Based on the results of the consideration election, the elections of stock consideration were oversubscribed and the proration ratio was 62.6%, which meant that stockholders electing to receive 100% of their merger consideration in stock retained 62.6% of their Class A Shares in the Merger and received cash consideration in respect of 37.4% of their shares.

In addition to the Per Share Merger Consideration, pursuant to the Transaction Agreement, holders of Class A Shares (including SunEdison and Brookfield) and holders of restricted stock awards and restricted stock units of the Issuer under the Issuer’s 2014 Second Amended and Restated Long-Term Incentive Plan, in each case outstanding immediately prior to the effective time of the Merger, received a special cash dividend in the amount of $1.94 per Class A Share or such restricted stock award held or Class A Share into which such restricted stock units were exchangeable, as the case may be.

On October 16, 2017, in connection with the consummation of the Merger, Orion US LP and the Issuer entered into a Registration Rights Agreement (the “Brookfield Registration Rights Agreement”). The Brookfield Registration Rights Agreement governs Orion US LP’s and the Issuer’s rights and obligations with respect to the registration for resale of all or a part of the Class A Shares held by Orion US LP.

The foregoing description of the Brookfield Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Brookfield Registration Rights Agreement attached as Exhibit 99.7 hereto and incorporated herein by reference.

Sponsorship Arrangements

Pursuant to the Transaction Agreement, in connection with the consummation of the Merger, the Issuer and Orion US LP (or one of its affiliates), among other parties, entered into a suite of agreements providing for sponsorship arrangements pursuant to a master services agreement, a relationship agreement and a sponsor line agreement (the “Sponsorship Arrangements”).

On October 16, 2017, in connection with the consummation of the Merger, Brookfield entered into a Master Services Agreement (the “MSA”), with the Issuer, BRP Energy Group L.P., BAMPIC Canada, Brookfield Global Renewable Energy Advisor Limited, TERP LLC and TERP Operating LLC, pursuant to which Brookfield and certain of its affiliates (the “Service Providers”) will provide certain management and administrative services, including the provision of strategic and investment management services, to the Issuer and its subsidiaries.

On October 16, 2017, in connection with the consummation of the Merger, Brookfield entered into a Relationship Agreement (the “Relationship Agreement”) with the Issuer, TERP LLC and TERP Operating LLC, which governs certain aspects of the relationship between Brookfield and the Issuer and its subsidiaries.  Pursuant to the Relationship Agreement, during the term of the agreement, the Issuer and its subsidiaries will serve as the primary vehicle through which Brookfield and its affiliates will acquire operating solar and wind assets in certain countries in North America and Western Europe, and Brookfield will grant the Issuer a right of first offer on any proposed transfer of certain existing projects and all future operating solar and wind projects located in such countries developed by persons sponsored by or under the control of Brookfield.

On October 16, 2017, the Issuer entered into a credit agreement (the “Sponsor Line Agreement”), between the Issuer, as Borrower, on the one hand, and Brookfield and Brookfield Finance Luxembourg S.À R.L., a société à responsabilité limitée organized under the laws of the Grand Duchy of Luxembourg (together with Brookfield, the “Lenders”), as Lenders, on the other hand.  The Sponsor Line Agreement establishes a $500,000,000 revolving credit facility by the Lenders to the Issuer and provides for the Lenders to commit to make LIBOR loans to the Issuer during a period not to exceed three years from the effective date of the Sponsor Line Agreement (subject to acceleration for certain specified events).  The Issuer may only use the revolving credit facility to fund all or a portion of certain funded acquisitions or growth capital expenditures.  The Sponsor Line Agreement will terminate, and all obligations thereunder will become payable, no later than October 16, 2022.

The foregoing descriptions of the MSA, Relationship Agreement and Sponsor Line Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the MSA, Relationship Agreement and Sponsor Line Agreement, respectively, which are attached hereto as Exhibits 99.8, 99.9 and 99.10, respectively, and incorporated herein by reference.

Governance Arrangements

Pursuant to the Transaction Agreement, and in connection with the consummation of the Merger, the Reporting Persons received certain governance rights (the “Governance Arrangements”), which were reflected in amendments and restatements to the Company’s governing documents, including its certificate of incorporation (as so amended and restated, the “Charter”) and bylaws (as so amended and restated, “the Bylaws”), and a governance agreement by and among the Issuer and Orion US LP and any controlled affiliate of Brookfield (other than the Issuer and its controlled affiliates) (together with Brookfield, the “Sponsor Group”) that by the terms of the Governance Agreement from time to time becomes a party thereto (the “Governance Agreement”).

Pursuant to the Governance Arrangements, the size of the board of directors of the Issuer was set at seven members, of whom four were designated by Orion US LP and three of whom are independent directors pursuant to Nasdaq’s independence standards (such directors, “independent directors”).  On October 16, 2017, Orion US LP designated Brian Lawson, Harry Goldgut, Richard Legault and Sachin Shah, each of whom is affiliated with Brookfield, to serve as the four directors of the Issuer appointed by Orion US LP.  At Orion US LP’s request, the Company appointed Mr. Mark “Mac” McFarland as one of the three initial independent directors of the Issuer.  Pursuant to the Governance Agreement, the board of directors established a new conflicts committee of the board of directors comprised of independent directors, which will consider, among other things, matters in which a conflict of interest exists between the Issuer, on the one hand, and Orion US LP and its affiliates, on the other hand. The board of directors also established a new nominating and corporate governance committee of the board of directors (the “Nominating Committee”) comprised of three directors, at least one of whom is a director designated by Orion US LP and at least one of whom is one of the three independent directors.  On October 16, 2017, Orion US LP designated Mr. Harry Goldgut to the Nominating Committee in accordance with the Governance Agreement.

For so long as the MSA is in effect and the Issuer qualifies for the “controlled company” exemption under applicable securities exchange rules, Orion US LP will be entitled to designate four of the seven directors to be recommended by the Nominating Committee to the board of directors for inclusion in the slate of director nominees recommended by the board of directors for election to the board of directors at future annual stockholder meetings, and three of the seven directors included in the slate of director nominees recommended by the board of directors for election to the board of directors at such future annual stockholder meetings will be independent directors.  For so long as the MSA is in effect and from and after the date on which the Issuer no longer qualifies for the “controlled company” exemption under applicable securities exchange rules, (i) three of the directors on the board of directors will be independent and will be designated to the board of directors for inclusion in the slate of board of directors-recommended nominees by a majority of the non-sponsor independent directors then in office after consulting and considering in good faith the views of the entire board of directors, (ii) in addition to the three directors required to be independent directors pursuant to the previous paragraph, any directors required by the rules and regulations of Nasdaq to be independent directors will be independent directors and will be designated by Orion US LP to the Nominating Committee for inclusion in the slate of board-recommended nominees; and (iii) the remaining directors will be designated by Orion US LP to the Nominating Committee for inclusion in the slate of board-recommended nominees.

From and after the date on which the MSA is no longer in effect, Orion US LP will be entitled to designate the following number of directors for inclusion in the slate of board of directors-recommended nominees for election at each such election meeting: (i) four directors if the Sponsor Group beneficially owns more than 50% of the issued and outstanding Class A Shares; (ii) three directors if the Sponsor Group beneficially owns at least 38% but less than or equal to 50% of the issued and outstanding Class A Shares; (iii) two directors if the Sponsor Group beneficially owns at least 26% but less than 38% of the issued and outstanding Class A Shares; and (iv) one director if the Sponsor Group beneficially owns at least 14% of the issued and outstanding Class A Shares.

While the Governance Agreement is in effect, members of the Sponsor Group will vote with respect to the election and removal of certain independent directors all voting securities of the Issuer that they beneficially own in the same proportion as the voting securities that are voted by the Issuer’s stockholders that are not members of the Sponsor Group.

Additionally, pursuant to the Governance Agreement, Orion US LP is entitled to designate to the board of directors for appointment the individuals to serve as the chief executive officer, chief financial officer and general counsel of the Issuer.  On October 16, 2016, Orion US LP designated John Stinebaugh, Matthew Berger and Andrea Rocheleau as the chief executive officer, chief financial officer and general counsel, respectively, of the Issuer.

The foregoing descriptions of the Governance Agreement, the Charter and the Bylaws do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Governance Agreement, the Charter and the Bylaws, respectively, which are attached hereto as Exhibits 99.11, 99.12 and 99.13, respectively, and incorporated herein by reference.

The Reporting Persons regularly review the Issuer’s business, performance, condition (financial or otherwise), results of operations, operations, competitive position, share price and anticipated future developments and prospects, as well as general economic conditions and existing and anticipated market and industry conditions and trends affecting the Issuer.  The Reporting Persons regularly discuss such matters with the Issuer’s management and board of directors either directly or through board participation and may make suggestions concerning the business, assets, capitalization, financial condition, operations, governance, management, prospects, strategy, strategic transactions, financing strategies and alternatives, future plans of the Issuer and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer.  Such reviews, discussions and suggestions may involve, and the Reporting Persons may, and reserve the right to, formulate and actively participate in any plans or proposals to take, one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including, without limitation, the purchase or sale of Class A Shares or other financial instruments of or related to the Issuer, business combinations or other extraordinary corporate transactions, sales or purchases of material assets, changes in the board of directors or management of the Issuer, changes to the Issuer’s business or corporate structure, shared service agreements, collaborations, joint ventures and other business arrangements between or involving the Reporting Persons and the Issuer. In addition, the Reporting Persons may, and reserve the right to, change their intentions with respect to the Issuer’s business or corporate structure at any time, as they deem appropriate.

Pursuant to the Sponsorship Arrangements, the Reporting Persons will provide strategic and investment management services to the Issuer and its subsidiaries, have granted the Issuer a right of first offer in respect of a pipeline of certain wind and solar assets and have agreed that the Issuer will serve as the primary vehicle through which Brookfield will acquire operating solar and/or wind projects in North America and Western Europe.  In their capacities as Service Providers and in fulfillment of their obligations under the Relationship Agreement, the Reporting Persons may formulate and actively participate in plans or proposals relating to one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including, without limitation, analyzing, arranging and discussing with third parties potential acquisitions, dispositions and financing transactions involving the Issuer or its affiliates; sales of material assets by the Reporting Persons or their affiliates to the Issuer and its affiliates; material changes to the capitalization of the Issuer, including, without limitation, sales of equity securities of the Issuer to the Reporting Persons; and other purchases of material assets by the Issuer and its affiliates from third parties.

Other than as set forth in the Amended Schedule 13D, the Reporting Persons have no plans or proposals which relate to, or would result in, any of the matters described in subsections (a) through (j) of Item 4 of Schedule 13D (although the Reporting Persons reserve the right to develop such plans or proposals, subject to compliance with applicable laws).

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(b) of the Amended Schedule 13D are hereby amended and restated by deleting them in their entirety and substituting the following in lieu thereof:

(a)-(b) The aggregate number and percentage of Class A Shares of the Issuer held by the Reporting Persons to which this Amended Schedule 13D relates is 75,594,459 shares, constituting 51.00% of the Issuer’s currently outstanding Class A Shares. The percentage of Class A Shares of the Issuer is based on an aggregate number of Class A Shares of the Issuer of 148,224,429 outstanding as of October 16, 2017, based on information disclosed by the Issuer in a Current Report on Form 8-K, filed October 16, 2017.

If the Reporting Persons are deemed to be members of a “group,” within the meaning of the Act, such “group” shall be deemed to beneficially own 75,594,459 Class A Shares, which represents 51.00% of the Issuer’s outstanding Class A Shares.

(i) Orion US LP

(a)	As of October 16, 2017, Orion US LP may, subject to its disclaimer below, be deemed the beneficial owner of 75,594,459 Class A Shares of the Issuer, constituting a percentage of 51.00%

(b)
Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 75,594,459 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
 Shared power to dispose or direct the disposition: 75,594,459 Class A Shares of the Issuer

Orion US LP disclaims beneficial ownership of any Class A Shares, including any Class A Shares that may be deemed to be beneficially owned by any other Reporting Person.

(ii) Orion US GP

(a)	As of October 16, 2017, Orion US GP may be deemed the beneficial owner of 75,594,459 Class A Shares of the Issuer, constituting a percentage of 51.00%

(b)
Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 75,594,459 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
 Shared power to dispose or direct the disposition: 75,594,459 Class A Shares of the Issuer

Orion US GP does not have any economic interest in any Class A Shares, including any Class A Shares that may be deemed to be beneficially owned by any other Reporting Person.

(iii) BIF

(a)	As of October 16, 2017, BIF may be deemed the beneficial owner of 75,594,459 Class A Shares of the Issuer, constituting a percentage of 51.00%

(b)
Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 75,594,459 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
 Shared power to dispose or direct the disposition: 75,594,459 Class A Shares of the Issuer

(iv) BAMPIC Canada

(a)	As of October 16, 2017, BAMPIC Canada may be deemed the beneficial owner of 75,594,459 Class A Shares of the Issuer, constituting a percentage of 51.00%

(b)
Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 75,594,459 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
 Shared power to dispose or direct the disposition: 75,594,459 Class A Shares of the Issuer

(v) Brookfield Credit Opportunities LP

(a)	As of October 16, 2017, Brookfield Credit Opportunities LP may be deemed the beneficial owner of 0 Class A Shares of the Issuer, constituting a percentage of 0.00%

(b)
Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 0 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
 Shared power to dispose or direct the disposition: 0 Class A Shares of the Issuer

Brookfield Credit Opportunities GP does not have any economic interest in any Class A Shares, including any Class A Shares that may be deemed to be beneficially owned by any other Reporting Person.

(vi) Brookfield Credit Opportunities GP

(a)	As of October 16, 2017, Brookfield Credit Opportunities GP may be deemed the beneficial owner of 0 Class A Shares of the Issuer, constituting a percentage of 0.00%

(b)
Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 0 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
 Shared power to dispose or direct the disposition: 0 Class A Shares of the Issuer

Brookfield Credit Opportunities GP does not have any economic interest in any Class A Shares, including any Class A Shares that may be deemed to be beneficially owned by any other Reporting Person.

(vii) BAMPIC Credit

(a)	As of October 16, 2017, BAMPIC Credit may be deemed the beneficial owner of 0 Class A Shares of the Issuer, constituting a percentage of 0.00%

(b)
Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 0 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
 Shared power to dispose or direct the disposition: 0 Class A Shares of the Issuer

(viii) Brookfield

(a)	As of October 16, 2017, Brookfield may be deemed the beneficial owner of 75,594,459 Class A Shares of the Issuer, constituting a percentage of 51.00%

(b)
Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 75,594,459 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
 Shared power to dispose or direct the disposition: 75,594,459 Class A Shares of the Issuer

(ix) Partners

(a)	As of October 16, 2017, Partners may be deemed the beneficial owner of 75,594,459 Class A Shares of the Issuer, constituting a percentage of 51.00%

(b)
Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 75,594,459 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
 Shared power to dispose or direct the disposition: 75,594,459 Class A Shares of the Issuer

(c) On October 9, 2017, Brookfield Credit Opportunities LP sold 625,000 Class A Shares at a weighted average sale price of $12.95 per share.  The transactions were effected in the open market.  On October 16, 2017, pursuant to the Transaction Agreement and in connection with the consummation of the Merger, Orion US LP acquired 65,144,459 Class A Shares at a price of $9.52 per share.

(d) Several committed limited partner investors advised by BAMPIC Canada have the right to receive dividends from, or proceeds from the sale of, the Class A Shares that are held of record by Orion US LP.  No such committed limited partner investor has a right to receive dividends from, or the proceeds from the sale of, more than five percent of the Class A Shares.

(e) As a result of the transactions described in the first two sentences of Item 5(c) above, as of October 9, 2017, each of Brookfield Credit Opportunities LP, Brookfield Credit Opportunities GP and BAMPIC Credit ceased to be the beneficial owner of more than five percent of the Class A Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Amended Schedule 13D is hereby amended by adding the following:

The information set forth in Item 4 of this Amendment No. 11 is incorporated by reference into Item 6 of the Amended Schedule 13D.

Between May 17, 2017 and June 7, 2017, the Swap Agreement held by Brookfield Credit Opportunities LP with aggregate economic exposure to 175,000 notional underlying Class A Shares, which consisted of multiple individual swap transactions, expired and terminated by cash settlement in accordance with its terms.

On October 16, 2017, the Swap Agreement held by Orion US LP with aggregate economic exposure to 2,366,340 notional underlying Class A Shares, which consisted of multiple individual swap transactions, terminated and will be subject to cash settlement in accordance with its terms.

Except as described in this Amendment No. 11 and the Amended Schedule 13D, the Reporting Persons are not currently parties to any other contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7. Materials to Be Filed as Exhibits.

99.7 Brookfield Registration Rights Agreement, dated as of October 16, 2017, by and among Brookfield Asset Management Inc. and TerraForm Power, Inc. (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed on October 16, 2017).

99.8 Master Services Agreement, dated as of October 16, 2017, by and among Brookfield Asset Management Inc., BRP Energy Group L.P., Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., Brookfield Global Renewable Energy Advisor Limited, TerraForm Power, Inc., TerraForm Power, LLC and TerraForm Power Operating, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on October 16, 2017).

99.9 Relationship Agreement, dated as of October 16, 2017, by and among Brookfield Asset Management Inc., TerraForm Power, Inc., TerraForm Power, LLC and TerraForm Power Operating, LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed on October 16, 2017).

99.10 Credit Agreement, dated as of October 16, 2017, by and among TerraForm Power, Inc., as Borrower, and Brookfield Asset Management Inc., a corporation existing under the laws of the Province of Ontario, and Brookfield Finance Luxembourg S.ÀR.L., a société à responsabilité limitée organized under the laws of the Grand Duchy of Luxembourg, as Lenders (incorporated by reference to Exhibit 10.7 to the Issuer's Form 8-K filed on October 16, 2017).

99.11 Governance Agreement, dated as of October 16, by and among TerraForm Power, Inc., Orion US Holdings 1 L.P. and each member of the Sponsor Group that by the terms of the Governance Agreement becomes a party thereto (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed on October 16, 2017).

99.12 Amended and Restated Certificate of Incorporation of TerraForm Power, Inc. (incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K filed on October 16, 2017).

99.13 Second Amended and Restated Bylaws of TerraForm Power, Inc. (incorporated by reference to Exhibit 3.2 to the Issuer’s Form 8-K filed on October 16, 2017).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

October 17, 2017

ORION US HOLDINGS 1 L.P. by its general partner ORION US GP LLC

By:	/s/ Fred Day
Name: Fred Day
Title: Vice President

ORION US GP LLC

By:	/s/ Fred Day
Name: Fred Day
Title: Vice President

BROOKFIELD INFRASTRUCTURE FUND III GP LLC

By:	/s/ Fred Day
Name: Fred Day
Title: Vice President

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CANADA), L.P., by its general partner, BROOKFIELD PRIVATE FUNDS HOLDINGS INC.

By:	/s/ James Rickert
Name: James Rickert
Title: Senior Vice President

BROOKFIELD CREDIT OPPORTUNITIES MASTER FUND, L.P. by its general partner, BROOKFIELD CREDIT OPPORTUNITIES FUND GP, LLC

By:	/s/ Barry Blattman
Name: Barry Blattman
Title: Chairman

BROOKFIELD CREDIT OPPORTUNITIES FUND GP, LLC

By:	/s/ Barry Blattman
Name: Barry Blattman
Title: Chairman

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CREDIT) LLC

By:	/s/ Barry Blattman
Name: Barry Blattman
Title: President and Treasurer

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Vice-President, Legal Affairs

PARTNERS LIMITED

By:	/s/ Brian D. Lawson
Name: Brian D. Lawson
Title: President

SCHEDULE I

ORION US GP LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Keiji Hattori, Associate Vice President	NBF Hibiya Building 25F, 1-1-7 Uchisaiwaicho, Chiyoda-ku, Tokyo 100-0011	Senior Vice President of Brookfield	Japan

Scott Peak, Manager	1200 Smith Street Suite 1200 Houston, TX 77002	Senior Vice President of Brookfield	U.S.A.

Ralph Klatzkin, Manager and Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Vice President of Brookfield	U.S.A.

Fred Day, Manager and Vice President	1200 Smith Street Suite 1200 Houston, TX 77002	Vice President of Brookfield	U.S.A.

Hadley Peer Marshall, Senior Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Senior Vice President of Brookfield	U.S.A.

Julian Deschatelets, Senior Vice President	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Senior Vice President of Brookfield	Canada

Andrea Rocheleau, Senior Vice President	41 Victoria Street Gatineau, Québec J8X 2A1, Canada	Senior Vice President of Brookfield	Canada

William Fyfe, Assistant Secretary	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Legal Counsel of Brookfield	Canada

SCHEDULE II

BROOKFIELD INFRASTRUCTURE FUND III GP LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Justin Beber, President	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

Mark Srulowitz, Manager and Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Managing Partner of Brookfield	U.S.A.

Scott Peak, Manager and Senior Vice President	1200 Smith Street Suite 1200 Houston, TX 77002	Senior Vice President of Brookfield	U.S.A.

Keiji Hattori, Associate Vice President	NBF Hibiya Building 25F, 1-1-7 Uchisaiwaicho, Chiyoda-ku, Tokyo 100-0011	Senior Vice President of Brookfield	Japan

Ralph Klatzkin, Manager and Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Vice President of Brookfield	U.S.A.

Fred Day, Manager and Vice President	1200 Smith Street Suite 1200 Houston, TX 77002	Vice President of Brookfield	U.S.A.

SCHEDULE III

BROOKFIELD ASSET MANAGEMENT, INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

M. Elyse Allan, Director	2300 Meadowvale Road, Mississauga, Ontario, L5N 5P9, Canada	President and Chief Executive Officer of General Electric Canada Company Inc.	Canada

Jeffrey M. Blidner, Senior Vice Chairman	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice Chairman of Brookfield	Canada

Angela F. Braly, Director	832 Alverna Drive, Indianapolis, Indiana 46260	President & Founder of The Braly Group, LLC	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Marcel R. Coutu, Director	335 8th Avenue SW, Suite 1700, Calgary, Alberta T2P 1C9, Canada	Former President and Chief Executive Officer of Canadian Oil Sands Limited	Canada

Maureen Kempston Darkes, Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Corporate Director and former President, Latin America, Africa and Middle East of General Motors Corporation	Canada

Murilo Ferreira, Director	Rua General Venâncio Flores, 50 Cob. 01 Leblon, Rio De Janeiro — RJ 22441-090	Former Chief Executive Officer, Vale SA	Brazil

J. Bruce Flatt, Director and Senior Managing Partner and Chief Executive Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Executive Officer of Brookfield	Canada

Robert J. Harding, Director	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Past Chairman of Brookfield	Canada

David W. Kerr, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman of Halmont Properties Corp.	Canada

Brian W. Kingston, Senior Managing Partner	250 Vesey St., 15 Floor New York, New York 10281	Senior Managing Partner of Brookfield	Canada

Brian D. Lawson, Senior Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of Brookfield	Canada

Cyrus Madon, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Frank J. McKenna, Director	TD Bank Group, P.O. Box 1, TD Centre, 66 Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group	Canada

Rafael Miranda, Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Former Chief Executive Officer, Endesa S.A.	Spain

Youssef A. Nasr, Director	P.O. Box 16 5927, Beirut, Lebanon	Corporate Director and former Chairman and CEO of HSBC Middle East Ltd. and former President of HSBC Bank Brazil	Lebanon and Canada

Lord Augustine Thomas O’Donnell, Director	P.O. Box 1, TD Centre, 66 Wellington St. W., 4th Floor, TD Tower Toronto, Ontario M5K 1A2, Canada	Chairman of Frontier Economics	United Kingdom

Samuel J.B. Pollock, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Sachin Shah, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Ngee Huat Seek, Director	501 Orchard Road, #08 - 01 Wheelock Place, Singapore 238880.	Former Chairman of the Latin American Business Group, Government of Singapore Investment Corporation	Singapore

Diana L. Taylor, Director	Solera Capital L.L.C 625 Madison Avenue, 3rd Floor, New York, N.Y. 10022	Vice Chair of Solera Capital LLC	U.S.A.

A.J. Silber, Vice-President, Legal Affairs and Corporate Secretary	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice-President, Legal Affairs and Corporate Secretary of Brookfield	Canada

SCHEDULE IV

PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jack L. Cockwell, Director and Chairman	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

David W. Kerr, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman of Halmont Properties Corp.	Canada

Brian D. Lawson, Director and President	181 Bay Street, Brookfield Place, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of Brookfield	Canada

George E. Myhal, Director	181 Bay Street, Brookfield Place, Suite 210, Toronto, Ontario M5J 2T3, Canada	President and CEO of Partners Value Investments Inc.	Canada

Timothy R. Price, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman of Brookfield Funds	Canada

Tony E. Rubin, Treasurer	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Accountant	Canada

Lorretta Corso, Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Secretarial Administrator of Brookfield	Canada